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January 12, 2024

VIA E-EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attn:	Ashley Vroman-Lee, Senior Counsel
Re:	Overland Advantage
Registration Statement on Form 10
File No. 000-56596

Dear Ms. Vroman-Lee:

On behalf of Overland Advantage (the “Company”), this letter responds to the comments issued by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the Company’s registration statement on Form 10 that was filed with the Commission on November 16, 2023 (the “Registration Statement”). The comments were delivered via phone call between representatives of Dechert LLP and representatives of the Staff on November 22, 2023, December 13, 2023, January 4, 2024 and January 10, 2024.

For your convenience, the Staff’s comments are included in this letter, and each comment is followed by the response of the Company. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings ascribed to them in the amended Registration Statement filed by the Company on the date hereof (such registration statement being referred to herein as the “Amended Registration Statement”).

1.	Please amend the Registration Statement to include audited seed financial statements.

Response: The Company has included in the Amended Registration Statement seed financial statements as of December 31, 2023 audited by PricewaterhouseCoopers LLP.

2.	Please include numerical examples for both the income and capital gains incentive fees.

January 12, 2024 Page 2

Response: The Company has revised the disclosure on pages 13, 14 and 15 of the Amended Registration Statement to provide such numerical examples.

3.

We make reference to your response to Comment 13 in your letter dated November 16, 2023 in response to the Staff’s initial comments on the Registration Statement (the “Response Letter”) in which you advised the Staff, on a supplemental basis, that the minimum Capital Commitment of investors will be $10,000,000, although Capital Commitments of lesser amounts may be accepted in the sole discretion of the Company. The Staff advises the Company of its policy that the minimum capital commitment not be less than $25,000.

Response: The Company acknowledges the Staff’s comment.

4.	We make reference to your response to Comment 20(a)-(i) in the Response Letter.

a)

With respect to Comment 20(b), please clarify the disclosure in the Amended Registration Statement to state that the Company will comply with the provisions of the 1940 Act governing capital structure and leverage (Section 18, as modified by Section 61) on an aggregate basis with any subsidiary, such that the Company treats subsidiary debt as its own for purposes of Section 61.

Response: The Company has revised the disclosure on page 75 of the Amended Registration Statement accordingly.

b)

With respect to Comment 20(c), please clarify the disclosure to provide that each investment adviser to any subsidiary will comply with the provisions of the 1940 Act relating to investment advisory contracts as if it were an investment adviser to the Company under Section 2(a)(20) of the 1940 Act.

Response: The Company has revised the disclosure on page 75 of the Amended Registration Statement accordingly. As noted in the Response Letter, the Company supplementally confirms that no subsidiary is, or is expected to be, party to an advisory or management contract with the Advisor, any affiliated investment adviser or any other person.

c)

With respect to Comment 20(e), please confirm that the Company will disclose any of a subsidiary’s principal investment strategies or risks that constitute principal investment strategies or risks of the Company.

January 12, 2024 Page 3

Response: The Company confirms, on a supplemental basis, that it will disclose in filings with the Commission any subsidiary principal investment strategies or risks that constitute principal investment strategies or risks to the Company.

d)

In addition, please confirm that (1) with respect to any wholly-owned subsidiary of the Company that charges management fees, the Company will include those management fees in the “Management Fee” line item in any fee table that the files with the Commission and (2) any subsidiary expenses will be reflected in the Company’s “Other Expenses” line item in any such table.

Response: The Company confirms, on a supplemental basis, (1) any wholly-owned subsidiary that charges management fees will have those management fees included in the “Management Fee” line item in any fee table that the Company discloses in filings with the Commission and (2) that subsidiary expenses will be reflected in the Company’s “Other Expenses” line item in any such table.

5.

We note your response to Comment 17 in the Response Letter and the disclosure that, in certain contexts, shareholders have the right to reduce or cancel their unfunded capital commitments to the Company. Please describe the scenarios in which such a right to reduce or cancel such unfunded capital commitments would arise.

Response: Under the existing side letters, investors’ right to reduce or cancel unfunded capital commitments is triggered upon either a termination of the Wells Fargo Sourcing Arrangement, as disclosed on page 89 of the Amended Registration Statement, or upon a change of control of Centerbridge Partners, L.P. The Company has supplemented the disclosure on pages 41 and 60 accordingly.

6.

We note your response to Comment 17 in the Response Letter stating that the Company confirms that the side letters do not include preferential redemption or withdrawal rights except to the extent necessary and or permitted under applicable law nor do they have a direct or indirect effect on the Company’s management fee attributable to shares held by such shareholders. Please also address part (c) which asks whether the terms of the side letters contain preferential information about portfolio holdings or exposures. In addition, please supplementally discuss (1) whether the advisor anticipates any potential conflicts of interest given the terms that are provided or will be provided in the side letters and how the advisor plans to address such conflicts and (2) whether shareholders that receive side letters provide or will provide anything in exchange to the advisor or another party for such different terms or benefits.

January 12, 2024 Page 4

Response: The Company confirms, on a supplemental basis, that side letters between the Advisor and initial investors in the Company require the Advisor (as opposed to the Company) to provide additional reporting about portfolio holdings of the Company. In addition, certain investors, through such reporting or through their role as observers on the Company’s board, may receive information about portfolio exposures. However, the Company supplementally confirms that (i) no confidential information concerning the Company, its portfolio holdings or portfolio exposures will be provided to any investor pursuant to a side letter with the Advisor or otherwise other than in the context of a confidentiality undertaking by such investor consistent with the Company’s obligations under Regulation FD and (ii) no investor will be permitted to transfer shares of the Company while in the possession of material non-public information.

The Advisor does not expect to experience conflicts with respect to the side letters. To the extent that any conflict arises, such conflict would be resolved in a manner consistent with the Advisor’s conflict of interest policies, which are described in the Amended Registration Statement starting page 103. For conflicts of interests between Wells Fargo and other shareholders that may arise as a result of the Wells Fargo Sourcing Arrangement, please refer to the disclosure under the caption “Risks Related to Wells Fargo.”

The Company confirms, on a supplemental basis, that the initial investors are not required to provide anything in exchange for the terms or benefits provided in the side letters beyond the initial investor’s existing obligations under its subscription agreements and, with respect to Wells Fargo, the Wells Fargo Sourcing Arrangement.

In addition, the Company confirms, on a supplemental basis, that the initial investors in the Company simultaneously invested in the Advisor and that the side letters between the Advisor and such initial investors were negotiated in the context of that investment. The Company has supplemented the disclosure on page 4 of the Registration Statement to note that certain investors in the Company also have equity interests in the Advisor.

7)

Reference is made to the form of resource sharing agreement between Centerbridge Partners, L.P. and Overland Advisors, LLC. Section 1(c) of the resource sharing agreement says that “Centerbridge may continue to oversee, supervise and manage the Advisory Services of a Centerbridge Employee in order to (1) assure compliance with Centerbridge’s compliance policies and procedures, (2) assure compliance with regulations applicable to Centerbridge and (3) protect the interests of Centerbridge and its clients; provided that Centerbridge shall (a) cooperate with the Advisor’s supervisory efforts and (b) make periodic reports to the Advisor regarding the adherence of Centerbridge Employees to applicable law in performing the Advisory Services.” Please (i) clarify and disclose the potential risks associated with such an arrangement to prospective investors, including conflicts of interest, and (ii) please furnish to the Staff any relevant materials to ensure that Centerbridge provides its services to Overland Advisors adequately without compromising any fiduciary duty.

Response: The resource sharing agreement is an agreement between Centerbridge Partners, L.P., a registered investment adviser, and the Advisor, a registered investment advisor majority-owned and controlled by Centerbridge, that provides for certain shared personnel, facilities and systems. The Company respectfully notes that the Amended Registration Statement discloses the Advisor’s dependence on Centerbridge, including under the captions “Role of Centerbridge and its Professionals” on page 41 and “Dependence on Key Personnel and Advisor” on page 42. In addition, the Company has disclosed that the Company will be subject to actual and potential conflicts of interest involving Centerbridge, the Advisor and their respective affiliates, including with respect to employees of Centerbridge who provide services to the Advisor, as discussed in “Item 7. Certain Relationships and Related Transactions, and Director Independence” starting on page 103.

Each employee of Centerbridge who provides services to the Advisor pursuant to the resource sharing agreement is a supervised person of the Advisor subject to the Advisor’s policies and procedures and the oversight of the Advisor’s Chief Compliance Officer. See Section I(B) and Section IV(A) of the resource sharing agreement. The Advisor maintains a Code of Ethics in accordance with Rule 204A-1 under the Investment Advisers Act of 1940, as amended (the “Advisers Act”) which, among other things, establishes standards of business conduct that reflect the fiduciary obligations of the investment adviser and its supervised persons (including employees of Centerbridge acting pursuant to the resource sharing agreement) and a compliance program in accordance with Rule 206(4)-7 under the Advisers Act. A copy of the Advisor’s Code of Ethics has been supplementally furnished to the Staff herewith.

8)

In Section 1(c) of the resource sharing greement, please confirm whether there any situations in which no advisor is overseeing or supervising the advisory services provided by the Advisor to the Company due to the conditional of “may” in “may continue to oversee.”

Response: The Company supplementally confirms that there is no situation in which no registered investment adviser will be overseeing or supervising the advisory services provided by the Advisor to the Company. Each employee of Centerbridge who provides services to the Advisor pursuant to the resource sharing agreement shall be subject to the oversight and control of the Advisor, including without limitation, the Advisor’s Chief Compliance Officer, and be supervised persons of the Advisor pursuant to Section I(B) and Section IV(A) of the resource sharing agreement. The fact that Centerbridge may also continue to oversee, supervise and manage such employees does not override such supervision by the Advisor (including its Chief Compliance Officer), and Centerbridge covenants to cooperate the Advisor’s supervisory efforts under the resource sharing agreement in Section 1(a) of the resource sharing agreement.

* * * * * * *

If you have any questions or if you require additional information, please do not hesitate to contact me at (212) 698-3854.

January 12, 2024 Page 5

Sincerely,

/s/ Kenneth E. Young
Kenneth E. Young

cc:	Jeffrey H. Aronson, Overland Advantage
William J. Neuenfeldt, Overland Advantage
Gavin Baiera, Overland Advantage
Susanne V. Clark, Overland Advantage
Michael J. Spratt, Securities and Exchange Commission
Thankam Varghese, Securities and Exchange Commission
William J. Bielefeld, Dechert LLP
Ross A. MacConnell, Dechert LLP